May 5, 2015

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mark P. Shuman, Esq.
                    Branch Chief – Legal

Re:	Code Rebel Corporation
Amendment No. 2 to Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Code Rebel Corporation, a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the captioned Amendment No. 2 (the “Amendment”) of the Registration Statement on Form S-1 (the “Registration Statement”), for the registration of 2,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

This letter also responds to the comments received from the staff of the SEC via telephone on May 4, 2015 with respect to the Amendment No. 1 to the Registration Statement filed by the Company on April 30, 2015.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Mitchell Austin, Esq., Staff Attorney) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are provided before each of the Company’s responses thereto.

Status of President as a Principal Executive Officer of the Company

1.
The staff requested confirmation of whether the President of the Company is considered by the Company to be a “principal executive officer”.  The staff also requested, if the President of the Company is considered by the Company to be a “principal executive officer”, that the President be added as a signatory to the Registration Statement.

Response:  As requested by the staff, the Company confirms that it does not currently consider its President to be a principal executive officer, as the President was recently appointed and has only begun to gradually assume the responsibilities of his office consistent with such title and Exchange Act Rule 3b-7 and Regulation S-K Item 5.02 and reporting to Arben Kryeziu, the Company’s Chairman and Chief Executive Officer. Accordingly, the Company has not added the President as a signatory to the Registration Statement at this time, leaving Mr. Kryeziu as the Company’s principal executive officer. The Company will reevaluate the status of its President as a principal executive officer as he becomes more integrated in the operations of the Company.

May 5, 2015

Executed Version of the Escrow Agreement as Exhibit 10.7

2.	The staff requested that the Company file the execution version of the Escrow Agreement as Exhibit 10.7

Response:  As requested by the staff, the Company has replaced the form of Escrow Agreement with the execution version of the Escrow Agreement as Exhibit 10.7.

Revised Consent of Lichter, Yu and Associates, Inc. as Exhibit 23.2

3.
The staff requested that the Company file a revised consent of Lichter, Yu and Associates, Inc. as Exhibit 23.2 that includes the language “and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended” at the end of the first sentence of the consent.

Response:  As requested by the staff, the auditor’s opinion has been revised to include the requested language.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

The Company expects that the current pricing information in the Registration Statement is final, and the Company does not expect to rely on Rule 430A.  Requests for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and Burnham Securities following this Amendment.  Such requests are expected to ask for acceleration of effectiveness of the Registration Statement to the afternoon of May 7, 2015, or as soon thereafter as is practicable.  The Company seeks to close its initial public offering on May 12, 2015. The request of Burnham Securities will include the representation from the underwriters with respect to compliance with Rule 15c2-8.  A copy of the letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be forwarded to you immediately upon its receipt.  The request of the Company will acknowledge the SEC’s position with respect to declaration of effectiveness and staff comments.  We believe that all other supplemental information requested by the staff has been provided.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:           Mitchell Austin, Esq.
Mr. Arben Kryeziu
Mr. Reid Dabney
Mr. Lawrence Lichter
Mr. Hugh Dunkerley